Filed by NAVTEQ Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Traffic.com, Inc.

Commission File No. 0-51746

The following is a transcript of the conference call for investors and analysts conducted by NAVTEQ Corporation on November 6, 2006.  The slides made available in connection with that presentation were filed previously as Exhibit 99.2 to NAVTEQ Corporation’s Form 8-K filed November 6, 2006.

FINAL TRANSCRIPT

CONFERENCE CALL TRANSCRIPT

NVT - NAVTEQ CORP ACQUISITION OF TRAFFIC.COM

EVENT DATE/TIME: NOV. 06. 2006 / 7:30AM CT

CORPORATE PARTICIPANTS

Tom Fox

NAVTEQ Corporation - Director-IR

Judson Green

NAVTEQ Corporation - President, CEO

Andy Maunder

Traffic.com - CFO

Dave Mullen

NAVTEQ Corporation - EVP, CFO

Bob Verratti

Traffic.com - CEO

CONFERENCE CALL PARTICIPANTS

Jay Vleeschhouwer

Merrill Lynch - Analyst

Peter Friedland

Soleil Group - Analyst

 John Bucher

 BMO Capital Markets - Analyst

 Peter Barry

 Bear Stearns - Analyst

 Maynard Um

 UBS - Analyst

 Brett Manderfeld

 Piper Jaffray - Analyst

 Steve Lidberg

 Pacific Crest Securities - Analyst

 William Morrison

 JMP Securities - Analyst

 Carla Cooper

 Baird Investment Management - Analyst

 PRESENTATION

Operator

 Good day, ladies and gentlemen, and welcome to the NAVTEQ Corporation Acquires Traffic.com conference call. My name is Lauren and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS)

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Tom Fox, Director of Investor Relations.

 Tom Fox  — NAVTEQ Corporation - Director-IR

 Good morning, everyone. This is Tom Fox, Director of Investor Relations at NAVTEQ, and welcome to our conference call to discuss NAVTEQ’s proposed acquisition of Traffic.com. Joining me today on the call are Judson Green, President and Chief Executive Officer at NAVTEQ; Dave Mullen, Executive Vice President and Chief Financial Officer of NAVTEQ; John Macleod, Executive Vice President, NAVTEQ Connected Services; Bob Verratti, Chief Executive Officer of Traffic.com; and Andy Maunder, Chief Financial Officer of Traffic.com.

By now, you should have received a copy of the press release announcing the transaction, which was distributed earlier over the wire and is also available on our website. We are also providing a brief PowerPoint presentation summarizing the transaction, which you can find on the News and Events section of our IR website.

I would like to point out that this call is being recorded and available by webcast. Following the call, replays will be available. Information on the replay and the webcast is available in the release and on the Investor Relations section of our website at www.navteq.com.

Before we begin, I would like to remind you that some of the statements made during this call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations, assumptions and projections about NAVTEQ at the time that the statements are made.

Such statements may include, but are not limited to, NAVTEQ’s ability to integrate Traffic.com, expectations of future operating results, EPS dilution, revenue and costs synergies, traffic information growth rates, mix of revenue among customers and sales channels, and share of business. The forward-looking statements are subject to certain risks and uncertainties that may cause the actual results to differ materially from our past performance and our current expectations and projections.

For a discussion of additional risks and factors that may affect future performance, please review the report filed by NAVTEQ with the SEC. In particular, note the risk factors set forth under item 1A, Risk Factors, in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005, and under the same heading in the Company’s quarterly report on Form 10-Q for the quarter ended July 2, 2006. NAVTEQ disclaims any obligation to update or revise any forward-looking statements except as required by law.

I would also like to point out that the presentation today shall not constitute an offer to sell or the solicitation of an offer to buy any securities. All offers will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. NAVTEQ will file a registration statement which will contain a proxy statement prospectus of NAVTEQ and Traffic.com and other relevant documents with the Securities and Exchange Commission with respect to the proposed merger.

A definitive proxy statement prospectus, when available, will be sent to security holders of Traffic.com seeking their approval of the proposed merger. Investors and security holders are urged to read carefully the definitive proxy statement prospectus and other materials when they become available, before making any voting or investment decision, because it will contain important information regarding NAVTEQ, Traffic.com and the proposed merger.

The documents filed with the SEC by NAVTEQ may be obtained free of charge from NAVTEQ’s Website at www.navteq.com or by directing a request to NAVTEQ Corporation, 222 Merchandise Mart, Suite 900, Chicago Illinois, 60654, to the attention of Investor Relations, or by calling area code 312-894-7500.

The documents filed with the SEC by Traffic.com may be obtained free of charge from Traffic.com’s website at www.traffic.com, or by directing a request to Traffic.com Inc., 851 Duportail Road, Wayne, Pennsylvania, 19087, to the attention of Investor Relations, or by calling area code 610-725-9700.

NAVTEQ, Traffic.com and their respective executive officers, directors and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Traffic.com in favor of the proposed merger. Information about the executive officers, directors and other employees of NAVTEQ and Traffic.com and their direct or indirect interests, by security holdings or otherwise, in the merger will be set forth in the proxy statement prospectus when it becomes available.

Judson will open today’s call with some remarks about the acquisition and then we will take your questions. During the question-and-answer session, we would ask yourself that you limit yourself to one question. If you have additional questions, please re-enter the queue. We will finish the call no later than 9:15 AM Eastern time. I would now like to turn the call over to Judson.

 Judson Green  — NAVTEQ Corporation - President, CEO

 Thanks, Tom. Good morning, everybody, and thank you for joining us. We are pleased and excited to have announced earlier this morning that the Company has entered into a definitive agreement to acquire Traffic.com Incorporated. Traffic.com is a leading provider of personalized traffic information in the United States.

The purchase price represents an equity value of approximately $179 million. The consideration will take the form of approximately $47 million in cash and approximately 4.1 million shares of NAVTEQ stock. We expect the transaction to close in Q1 2007.

I will begin today’s call by explaining to you why we feel this acquisition is such an outstanding strategic fit for our business. Next, I will briefly describe Traffic.com for those of you that are not familiar with the company. Then, I will share with you our thoughts on the projected financial impact to NAVTEQ, and finally I will touch on our preliminary integration plans.

As you know, NAVTEQ is a location-based content company, and over our 21-year history, we have developed a core competency in managing large amounts of complex spatial data. Today, we are focused on enhancing our high-quality digital maps with additional content that brings them to life and makes the navigation experience even more interesting, useful and convenient. We have studied the traffic industry for many years, and we believe traffic information to be an excellent complement to maps and navigation.

When digital maps are infused with information about traffic conditions, the utility of GPS devices is dramatically increased. Our own research and third-party studies confirm that traffic information is the most desired add-on feature for navigation system users. A recent consumer survey conducted by C.J. Driscoll & Associates, a third-party research firm that follows the navigation industry, found that consumers ranked traffic information along your route as the most valuable feature for a navigation system, above weather, fuel prices, movie times and parking availability.

The acquisition of Traffic.com provides us with a proprietary stream of traffic content and the means to deliver content across multiple industry and technology platforms. Over the past few years, Traffic.com’s coverage has grown to 50 U.S. metropolitan areas, which is an attractive nationwide footprint.

NAVTEQ initially got involved in the traffic business in 2004 at the behest of a number of our automotive OEM customers, who were looking for a real-time traffic solution in the United States that compared to what was already widely available across Western Europe. What we quickly discovered in the United States was that no one governmental agency or commercial entity had the desired mix of data and geographic coverage we needed to provide a high-quality nationwide solution.

In order to respond to our automotive customers, we proceeded to aggregate the data from a number of public and private sources in order to launch our first 20-city service, which we did in October 2004. This service was first made available through XM Satellite Radio on the 2005 Acura RL, but our traffic service has since been extended to a number of other vehicle models at Cadillac, Lexus and Infiniti, as well as portable devices from Alpine, Pioneer, Garmin and Magellan. We have also added more than 20 additional metropolitan areas to our traffic service.

Our involvement in the traffic industry over the past few years has only strengthened our belief that traffic is an important part of the navigation value proposition and our expectation that it will play an even bigger role in the future. However, our experience over the past four years also highlighted a number of the limitations in our initial approach, which we felt we needed to address in order to bring traffic to a wider audience and create a healthy, growing and profitable traffic business.

The acquisition of Traffic.com addresses these concerns and yields a number of compelling benefits. First, we should be able to improve the profit margin of our traffic business by transitioning toward a fixed cost model for traffic data. Our current role of data aggregator and reseller has limited our returns, as our agreements generally are structured on a per-subscriber variable cost basis which only become attractive at much higher subscriber counts.

By owning the traffic content, we can improve the operating leverage in the business. Additionally, our agreements with data suppliers have restricted our freedom to approach certain customers and distribution channels. By owning the content, we will be able to reach out to more customers and have better flexibility in accommodating our customers’ desire for alternative revenue models, such as lifetime activation fees and transaction models, without having to seek approval from our suppliers.

Second, the acquisition will further enhance our position in the traffic value chain. In the future, our current role of data aggregator and reseller may become less attractive as data suppliers increase their geographic coverage and market presence. By owning high-quality traffic content and the means to deliver it, we believe that we can preserve our leadership role in this business for many years to come.

Third, Traffic.com brings a state-of-the-art technology platform for the distribution of content to businesses and consumers. We believe we can accelerate the penetration of dynamic content services and increase the quality of those services by controlling the data collection, processing and distribution infrastructure from end to end.

In addition to improving our strategic and financial position in the traffic business, Traffic.com also brings capabilities to help us grow in other areas, including the development of advertising-related business models for the commercialization of our content. We had already begun to think about opportunities in this area, but expect to leverage Traffic.com’s expertise.

I’d now like to spend just a few moments describing Traffic.com for those of you not familiar with the company. Traffic.com is a leading provider of accurate, real-time, personalized traffic information in the United States. It offers high-quality traffic information by combining two types of data, traditional traffic incident and event information and traffic flow data. Flow data, which is collected through a large network of traffic sensors, includes specific speeds, travel times and delay times on monitored routes, and is, in our view, the more valuable of the two types of data.

The collected traffic information can be formatted to meet the personal or unique needs of Traffic.com’s customers and delivered across multiple platforms, including radio, television, the Internet, wireless devices and, of course, in-dash and portable navigation devices.

Traffic.com generates proprietary flow data through its own network of roadside sensors in 22 U.S. metropolitan areas. It supplements this proprietary feed with flow data sourced from governmental agencies in 22 cities and [intimate] data in all 50 cities of its current coverage.

In terms of how the data is commercialized, Traffic.com’s more traditional media business involves the delivery of traffic content and related services to radio and television outlets, such as Fox TV, ABC Radio and NBC Universal, in exchange for advertising time. Traffic.com assembles this owned inventory of ad time and then sells to advertisers and merchants with its own sales force. Today, the media business represents roughly 90% of Traffic.com’s revenue.

In its emerging interactive business, Traffic.com licenses its traffic content to other businesses and Websites, who essentially redistribute the information in a variety of ways. Traffic.com also has its own destination Website, where consumers can access its content directly. The interactive business represents less than 10% of revenue today, but is expected to grow to represent at least 50% of revenue by 2010.

Turning to the financial impact of the transaction, we believe our combination with Traffic.com will enhance NAVTEQ’s long-term revenue and earnings growth by improving our strategic and financial position in the traffic business, and adding capabilities that facilitate new business models for the Company.

Traffic.com is at the early stages of a business that should deliver significant operating leverage in the future. In many ways, the business resembles our own in the years before NAVTEQ became profitable. We think we can help Traffic.com reach profitability more quickly, but the company will continue to sustain operating losses in the near-term as we drive toward the synergies I have outlined.

We recognize the dilution is significant, and we are committed to taking all reasonable steps to mitigate the impact to our near-term financial performance. We have identified NAVTEQ cost reductions that, in combination with the synergies I described, should partially offset the dilution. These cost reductions principally represent the reduction or cancellation of certain investments related to traffic and dynamic content. We believe we can comfortably accomplish these cost reductions without compromising our long-term objectives or commitments to our customers.

We expect dilution in the range of $0.11 to $0.17 per share in 2007, and we expect the acquisition to be accretive to earnings per share by 2009. We will provide further guidance on management’s expectations for 2007 financial performance during our fourth-quarter report in February. We will not answer any specific questions pertaining to 2007 guidance for NAVTEQ or Traffic.com during today’s call.

The next step will be to work toward closing the transaction by February of next year. We have worked closely with Traffic.com for the past four years and we know each other well, so we expect a smooth integration process. Traffic.com will continue core traffic gathering operations and broadcast media distribution with minimal risk of disruption.

Our team’s initial focus will be on the integration of Traffic.com’s data operations into our existing dynamic content business, and the consolidation of support functions, such as HR, finance and IT. We will provide an update on our integration plans on our next quarterly conference call.

Before we take your questions, I would like to reemphasize that map data is core to what we do and who we are today, and will remain so for many years to come. However, we see NAVTEQ as a location content company, offering a portfolio of products and services to various verticals around the world. The acquisition demonstrates our commitment to a strong, growing and profitable dynamic content business as the cornerstone of that vision, and our combination with [Tollbooth] is a logical next step.

We are very excited about the potential this acquisition holds for our business. Together with Traffic.com, NAVTEQ will advance its leadership position in the location-based content marketplace and enhance the breadth and depth of content and services available to consumers in the future. In the coming months, as we integrate the operations and fine-tune our plans for the future, we look forward to sharing our progress with you.

We appreciate your continued interest in NAVTEQ and we thank you for your attention. I would now like to ask the operator to open the line so that we might answer your questions.

QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS) Jay Vleeschhouwer with Merrill Lynch.

 Jay Vleeschhouwer  — Merrill Lynch - Analyst

 Thanks. Good morning. A question about Traffic.com. They appear to be predominantly a U.S.-based company in terms of their coverage. What are the plans for expanding their coverage and data collection into non-U.S. markets, predominantly Europe of course, which is still the majority of the navigation and mapping market? And if in fact they do that, what do you foresee in terms of the cash or CapEx requirements to build out that capability?

And secondly, since you are now talking about evolving the business model, Judson, to be more of a software, media and applications company, what other types of LDS data or applications do you foresee folding into the portfolio now that you’ve taken on traffic?

 Judson Green  — NAVTEQ Corporation - President, CEO

 Certainly, Jay, our additional focus is on the integration of Traffic.com with NAVTEQ. We are very excited about the potential opportunities we see to work together in the U.S. market. It is possible, subject to our valuations of other markets outside the United States, that together we might see opportunities to pursue, and Western Europe certainly is one of those. However, it’s too early for us to share any plans or specifics of what those plans might be.

Obviously, what we believe we have accomplished in this is to enhance our technical expertise tremendously by the joining of the two companies. I think for now, I’ll just have to say that there will be more later, subject to our valuations of how feasible those opportunities are.

I think I would respond similarly with respect to the evolution of our business model. As I mentioned in the script, we believe that Traffic.com also will be helpful with respect to their expertise on an experience with respect to their advertising business model. And we think that has a potential for us to explore as well. But I don’t have any specifics to share at this point. There will be more on that later as well.

Operator

 Peter Friedland with the Soleil Group.

 Peter Friedland  — Soleil Group - Analyst

 A few questions. So, first on the technology. How confident are you guys that Traffic.com is going about the traffic data acquisition business the right way — and that there are other technologies out there, like proDATA, etc.? So I guess first just your thoughts there.

 Judson Green  — NAVTEQ Corporation - President, CEO

 We think Traffic.com has distinguished themselves with respect to how they collect data, specifically through their sensor network. By no means do we think there is only one technology that is relevant or one technology in the future that will prevail. Certainly, proDATA is a potential opportunity for both NAVTEQ and Traffic.com to explore together. And at some point, that may be a complementary technology to a sensor network.

However, today, it is not clear exactly how effective that will be and exactly how quickly it can be implemented. Therefore, we are pleased with proceeding with this, because we believe Traffic.com’s sensor network is frankly one of the best things around. And as I said in the script, we believe flow data is very, very important to making a real-time traffic service successful.

 Peter Friedland  — Soleil Group - Analyst

 As far as CapEx kind of business, what kind of CapEx is this business going to require on an annual basis?

Unidentified Company Representative

 I think their CapEx spending this year was about $6 million or $7 million. And a lot of that is funded by the government. It’s a little more capital intensive than our business. But there is a significant fixed-cost component after you’ve put those sensor networks into place.

 Peter Friedland  — Soleil Group - Analyst

 Okay, lastly, just regarding the media business, that business as an industry is heavily reliant on radio advertising, and that’s been a tough business of late. So what are your thoughts there?

Unidentified Company Representative

 I think, Peter, from a financial standpoint — I think Judson alluded to this in the script — that we not counting on the traditional media business to be a huge contributor to growth going forward. It is more in the interactive business, where even though the business is in its infancy, it is growing exponentially. And we really think that it will be the majority of the revenue stream by 2010.

 Peter Friedland  — Soleil Group - Analyst

 Okay, great. Thanks, guys.

Operator

 John Bucher with BMO Capital Markets.

 John Bucher  — BMO Capital Markets - Analyst

 Thank you. Your rationale made it pretty clear that your model is going to improve by being the owner of the traffic content. I’m wondering how much in the way of NIS and IT infrastructure that Traffic.com has for dynamic updating of content in the advertising arena. How much did that, from a weighting perspective, weigh into your rationale there? Or were you already in pretty good shape there from the standpoint of having the supporting software platforms and systems for the advertising and dynamic updating of content? Thank you.

 Judson Green  — NAVTEQ Corporation - President, CEO

 I think the answer is that we have invested at NAVTEQ in the infrastructure investment required to run our real-time traffic business. Traffic.com has a very successful operation today. And we think there may be some opportunities for us to work together and find some efficiencies and find some improvement.

The fact is both of us have a successful operation today. We think by combining our expertise and technologies and our know-how, we’re going to be able to make improvement over time in how we collect, process and deliver real-time information. We don’t have anything that is broken today, if you will. It’s all a question of getting more sophisticated in the future.

I might also add that we have been working with Traffic.com now for the last four years. Their operation is built on our map. We have had a very close relationship, so we understand each other, we understand each other’s platforms, understand each other’s customers and business model. So we think this is going to be a relatively easy integration and, again, give us an opportunity very quickly to work together to determine what future opportunities for improvements there might be.

 John Bucher  — BMO Capital Markets - Analyst

 Thank you.

Operator

 Peter Barry with Bear Stearns.

 Peter Barry  — Bear Stearns - Analyst

 Good morning, gentlemen. Judson, could I ask when the conversations began with Traffic.com? It might have been a bit less dilutive when in fact those conversations did begin.

 Judson Green  — NAVTEQ Corporation - President, CEO

 Well, as I just said, we’ve been in discussions for years now in terms of our operations. I don’t know the exact time that our conversations turned to explore an acquisition. I think the important thing is that the time that we’ve had working together has allowed us to understand each other, to better understand the market. The market has evolved rather quickly over the last two or three years.

And I can’t answer your question as to exactly when we had the first discussion. But where we are today is that we think this is a good opportunity for both companies, and we’ve moved forward.

 Peter Barry  — Bear Stearns - Analyst

 Judson, given the significance of the sensor network to what Traffic.com does and the fact that it is in 50 cities now — I think that is what you said — how much more of a buildout do you see being necessary to leverage the combination of these two companies most meaningfully?

 Judson Green  — NAVTEQ Corporation - President, CEO

 I think I said in the script that the sensor network per se is in 22 cities, and there is coverage by Traffic.com in 50 cities through a variety of other mechanisms. And one of the things that we will explore is to what extent we will ramp up and build sensor networks in other cities. We do expect some additional cities, but I won’t be any more specific than that today. But that certainly is a possibility and an opportunity, for us to build out more networks.

 Peter Barry  — Bear Stearns - Analyst

 Just back to that CapEx question again, could you give us a sense of what a city costs to build out from a sensor network point of view?

 Andy Maunder  — Traffic.com - CFO

 Yes, this is Andy Maunder, Chief Financial Officer. As you may or may not know, Traffic.com has a relationship with the US DOT, which allows us to build out some of these city sensor networks. The amount that we receive on a per-city rate is almost $2 million. And the cost of building those cities out is less than that. It varies, but it’s probably $1.6 million, $1.7 million.

 Peter Barry  — Bear Stearns - Analyst

 Sounds like a good reason to build out more cities. Thank you, gentlemen. That is all.

Operator

 Maynard Um with UBS.

 Maynard Um  — UBS - Analyst

 Thank you. Just on a back of the envelope calculation, it doesn’t look like you anticipate realizing significant synergies in ‘07. Can you just talk a little bit more specifically about what is indebted to your accretion assumptions by ‘09? Is it more just a function of revenue growth or how much can you realize from redundancies?

And if I could, just given it’s still early days in the traffic market, what are the specific barriers to entry, both from a time and a technology perspective? Thanks.

Unidentified Company Representative

 With respect — your observation about ‘07 is right. There will be transaction costs, there will be the cost of implementing whatever synergies we’re able to realize, and the elimination of whatever cost redundancies we can. The real impact of that will be felt in 2008 and beyond.

I think there is obviously, in terms of the cost area, there are the costs of being a public company. You don’t need to incur those twice. There’s also some operational — I’m sure there are some operational redundancies in the business that we can eliminate.

But it more has to do with changing our cost structure, enabling us to reach more opportunities, sales opportunities that we can’t reach today. And we think that that will take a while to hit the ground running. So we’ve kind of give more impact to that beyond ‘07 than we have in the current year.

 Judson Green  — NAVTEQ Corporation - President, CEO

 And I think — let me add on that with respect to your question about barriers to entry, I would say that we look at what Traffic.com has, specifically its sensor network, as a competitive advantage. I can’t really speak to specific barriers to entry. I think there will be a lot of competition in this area. I think there will be more than 1 technology that will evolve to provide real-time traffic.

The key is not just in the collection of the data, but it is in the collection and the processing of that data and the delivery of that data. And it’s that cycle that is really the essence of the business and where the biggest challenge exists. And on that front, I think not only have we been working on that ourselves at NAVTEQ, but obviously, Traffic.com has done a very good job of thinking through that whole product cycle. And together, I think we will have a good opportunity working together.

Operator

 Brett Manderfeld, Piper Jaffray.

 Brett Manderfeld  — Piper Jaffray - Analyst

 Good morning, guys. I have a couple of questions related to competition. Obviously, Judson, you touched on there are other providers and you said that you aggregate content from multiple sources. Hoping you can just talk a little bit about some of those sources and whether they would be competitors or more complementary to Traffic.com.

And then also I was curious as to whether TeleAtlas is a client of Traffic.com and how that might change going forward. Thanks.

 Judson Green  — NAVTEQ Corporation - President, CEO

 Your last question is — to the best of my knowledge, TeleAtlas is not a customer of Traffic.com. With respect to other sources, I think we expect to look for other sources of traffic data. As I alluded to, I think, there isn’t necessarily one technology that will prevail here. I think the art of the deal is to figure out a variety of sources and what are the best sources, what are the types of content that is required, how we collect those over time and change. And then, of course, as I’ve already said, it’s really in the processing and delivery of that information.

So we think this obviously strengthens, as I said in the script, our position in real-time traffic service. But we will still be open to and looking for other sources and other people to work with to try to bring a better product to market.

As I’ve also said in the script we have a belief that this real-time traffic information is something that consumers very aggressively want more and more of in the future. And that is why we’re excited about the acquisition of Traffic.com, to put us in a better position to provide the product that the consumers ultimately want.

 Brett Manderfeld  — Piper Jaffray - Analyst

 In terms of the existing business in the traffic area, Judson, is most of the data that you are using coming from Traffic.com right now or nearly all of it?

 Judson Green  — NAVTEQ Corporation - President, CEO

 I would say the majority of the data we use today is from Traffic.com.

Unidentified Company Representative

 That was not the case when we started in this business two years ago. But as their footprint has increased, the need to aggregate six or seven different data suppliers has diminished. And so it is a good inflection point for us, because we feel like they are finally at a point where they can solve the great majority of the problem with one-stop shopping.

 Brett Manderfeld  — Piper Jaffray - Analyst

 Very good, thank you.

Operator

 Steve Lidberg with Pacific Crest Securities.

 Steve Lidberg  — Pacific Crest Securities - Analyst

 Good morning. A couple of questions. One, breakup fees associated with the deal?

 Judson Green  — NAVTEQ Corporation - President, CEO

 They are pretty modest. I think is $6 million or $7 million.

 Steve Lidberg  — Pacific Crest Securities - Analyst

 Okay. And with regards to the dilution that you outlined for 2007, did that take into account some of the cost synergies that you’re going to be looking at with regards to NAVTEQ, or is that just your assumption of the dilution with regards to the acquisition itself?

Unidentified Company Representative

 It takes into affect a whole bunch of factors, including the operating losses of Traffic.com, which are probably the biggest contributor. You’ve got transaction costs, amortization of intangibles, the dilution that comes from the issuance of stock, and synergies.

 Steve Lidberg  — Pacific Crest Securities - Analyst

 Right. And lastly, as you look at I guess what your customers are asking for in terms of real-time traffic information, how do see the penetration of real-time traffic with regards to, I guess, devices as you were to look at PND market, and maybe automobile models as you look at the in-dash opportunities over the next couple of years — 2008, 2009?

 Judson Green  — NAVTEQ Corporation - President, CEO

 Well, we understand your question, but it’s difficult for us to forecast what penetration levels will be. I think we are very pleased that in addition to the automotive segment, you now have a great deal of interest from portable device OEMs and consumers for this information. So generally, we think this is a fundamental consumer need that has not been fully met, and that it’s going to grow for many years to come. But really, I’m not in a position to tell you exactly what the penetration rates are going forward.

 Steve Lidberg  — Pacific Crest Securities - Analyst

 Okay, I’ll follow up. Thanks.

Operator

 William Morrison with JMP Securities.

 William Morrison  — JMP Securities - Analyst

 Thanks. A couple quick questions. One, I was wondering if you could tell us if you evaluated any of Traffic.com’s competitors before striking the deal?

And secondly, I was wondering if you could tell us what the deal implies for a per-share value of Traffic.com’s stock on a fully-diluted basis? Thanks.

 Judson Green  — NAVTEQ Corporation - President, CEO

 I would say that we have been looking for the last four years at every and any source of traffic data, whether it’s from a commercial entity or a governmental entity. And as I said a minute ago, we will continue to do that going forward and we will continue to look at sourcing from wherever or whoever we think can make this ultimate consumer product better. That is the answer to the first question.

 Dave Mullen  — NAVTEQ Corporation - EVP, CFO

 The blended offer, the effective price for Traffic.com stock is $7.67 a share.

Operator

 (indiscernible)

Unidentified Participant

 Good morning. Quick question. Given the fact that you just acquired Traffic.com, that’s going to improve your position to monetize location-based services a little bit better. How does this change your capital spending priorities? And does it change who you need to really develop business development relationships with? Thanks.

 Judson Green  — NAVTEQ Corporation - President, CEO

 I don’t think this is going to have a dramatic effect on CapEx. You are probably more familiar with Traffic.com than you are us. But we do not have huge CapEx requirements ourselves. All of the work that we do in developing location-based content is expense, so we don’t have high CapEx expenses. We basically do it for automobiles and computers.

Obviously, we will work with Traffic.com management to pursue the extension of the sensor network. But as we said earlier, it’s too early to know exactly what that would be.

Unidentified Participant

 I’m sorry, I meant investments more generally.

 Judson Green  — NAVTEQ Corporation - President, CEO

 Investments more generally. What do you mean by that?

Unidentified Participant

 Just your investment priorities. Does this is ultimately suggest that you need to invest in different parts of your business than you might otherwise, because you got a broader opportunity to develop location-based services?

 Judson Green  — NAVTEQ Corporation - President, CEO

 I see. I now understand your question. I think the way I would answer that is, as I said in the script, we consider ourselves a location-based content company. And frankly, there are two types of content, static content and dynamic content. We identified — actually going back almost four or five years — we launched in 2004 — but we recognized that dynamic content, principally traffic and potentially other forms of dynamic content, are in great demand and are relevant for us to work on because their value derives from where it is located.

So if you will, in that broader context, this is exactly what our vision has been, our strategies have been. And each year we will make our investment decisions around a portfolio of location-based content, some of which will be static; some of which will be dynamic. So this is very comfortable and right down the alley we were headed anyway.

With respect to — your second question, I think, had to do with business development. Obviously, we are very, very proud of our customer base in all the segments that it represents. We do think with Traffic.com there are some new customers and some new dimensions of the business that they will bring to the table, particularly with respect to advertisers and traditional media. So we think in that respect, it is complementary.

At the same time, I would say that because I think this will make our real-time traffic product and service stronger for consumers, that our existing customer base will obviously be one of the opportunities we have to offer our real-time traffic service.

Unidentified Participant

 To ask it a little bit more specifically, does this really improve your ability to penetrate PNDs and in-dash with OEMs, or does this really suggest that you now want to go after cellphone companies and the Googles of the world, who want to advertise to those types of customers, now that you’re starting to develop a dynamic relationship with them?

 Judson Green  — NAVTEQ Corporation - President, CEO

 Well, I would say that all of those people that you mentioned are our customers today, and we hope they will be tomorrow. I do think that by the combination, we’re going to be a little smarter and can move quicker in terms of offering up a product or service to a PND customer or others. Again, it’s complementary in terms of our marketing and sales efforts.

Unidentified Participant

 Thank you very much.

Operator

 Carla Cooper with Baird Investment Management.

 Carla Cooper  — Baird Investment Management - Analyst

 Good morning. I had two questions. First, could you describe if the relationship that Traffic.com has with the Department of Transportation is exclusive or in some way is there the ability to preserve in the future the $2 million payment, vis-a-vis the $1.6 million to $1.7 million cost in developing a new city?

And then the second is, when do you expect this acquisition to become accretive? Is 2008 something we can think about, 2009? Thanks very much.

 Bob Verratti  — Traffic.com - CEO

 I’ll take the first part of the question. This is Bob Verratti, the CEO of Traffic.com. With respect to the U.S. Department of Transportation contract, that was a contract that was put out to bid. We won the bid; it is exclusive to us. And to clarify that, the first phase of that contract authorizes 27 cities. We now have contracts signed with 22, and under negotiations for an additional five. So although we can’t predict exactly when those five will come online, we can safely say that probably within the next six to 10 months, the additional five cities will come online.

And as long as we’re on that subject, as a point of clarification, the $2 million that we —the approximate $2 million that we do receive, this contract is a data licensing contract. So the infrastructure is Traffic.com’s; we own the centers, the poles and all the hardware that goes with it. We are required to provide traffic information on a software data license to the government, and we are required to maintain and operate that system as long as the government lets us. Their contract is through 2012, but then has an evergreen provision, as long as we’re in the right of way, we provide data.

So it is our ability to do that and then commercialize — we have exclusive rights to commercialize the traffic information from those sensors. And I’ll turn the other question over to NAVTEQ.

 Judson Green  — NAVTEQ Corporation - President, CEO

 On the second question, as I said, we believe that this will be accretive to EPS by 2009. Your question had to do with 2008. I think I would say that it is probably marginally dilutive in 2008, but it is really too early for us to give specifics about that.

Operator

 Thank you for your participation in the NAVTEQ Acquires Traffic.com conference. This concludes the presentation. You may now disconnect. Good day.

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Important Information for Investors and Stockholders

NAVTEQ will file a registration statement, which will contain a proxy statement/prospectus of NAVTEQ and Traffic.com, and other relevant documents with the Securities and Exchange Commission (SEC) with respect to the proposed merger.  A definitive proxy statement/prospectus, when available, will be sent to security holders of Traffic.com seeking their approval of the proposed merger.  Investors and security holders are urged to read carefully the definitive proxy statement/prospectus and other materials when they become available before making any voting or investment decision because it will contain important information regarding NAVTEQ, Traffic.com and the proposed merger.

The documents filed with the SEC by NAVTEQ may be obtained free of charge from NAVTEQ’s website at www.navteq.com or by directing a request to NAVTEQ Corporation, 222 Merchandise Mart, Suite 900 Chicago, Illinois 60654, Attention: Investor Relations, telephone: (312) 894-7000.  The documents filed with the SEC by Traffic.com may be obtained free of charge from Traffic.com’s website at www.traffic.com or by directing a request to Traffic.com, Inc., 851 Duportail Road, Wayne, PA 19087, Attention: Investor Relations, telephone: (610) 725-9700.

NAVTEQ, Traffic.com and their respective executive officers, directors and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Traffic.com in favor of the proposed merger.  Information about the executive officers, directors and other employees of NAVTEQ and Traffic.com and their direct or indirect interests, by security holdings or otherwise, in the merger will be set forth in the proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.